UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 23, 2023

Oxus Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40778	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300/26 Dostyk Avenue Almaty, Kazakhstan	050020
(Address of principal executive offices)	(Zip Code)

+7(727)355-8021
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one Warrant	OXUSU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	OXUS	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OXUSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The Business Combination Agreement

On February 23, 2023, Oxus Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Oxus”), entered into a Business Combination Agreement with 1000397116 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario, Canada and a wholly-owned subsidiary of Oxus (“Newco”), and Borealis Foods Inc., a corporation incorporated under the laws of Canada (“Borealis”, or the “Company”) (as may be amended and restated from time to time, the “Business Combination Agreement”). The Business Combination Agreement was unanimously approved by Oxus’ and Borealis’ respective board of directors. Pursuant to the Business Combination Agreement, among other things: (a) Oxus will domesticate and continue as a corporation existing under the laws of the Province of Ontario, Canada (the “Continuance” and, Oxus as the continuing entity, “New Oxus”); (b) on the Closing date, Newco and Borealis will amalgamate in accordance with the terms of the plan of arrangement (the “Borealis Amalgamation” and Newco and Borealis as amalgamated, “Amalco”), with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the Closing date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate (the “New Oxus Amalgamation,” and together with the Continuance, the Borealis Amalgamation and other transactions contemplated by the Business Combination, the plan of arrangement and the ancillary agreements, the “Proposed Transaction”), with New Oxus surviving the New Oxus Amalgamation. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Proposed Transaction Consideration

Under the Business Combination Agreement, the shareholders of Borealis (“Borealis Shareholders”) will receive from New Oxus, in the aggregate, a number of shares of New Oxus equal to (a) the Borealis Value (as defined below) divided by (b) $10.00. The Borealis Value will be equal to $150 million less net indebtedness (aggregate consolidated amount of indebtedness of Borealis minus cash) (the “Borealis Value”).

Pursuant to the Business Combination Agreement, on the Closing date (unless otherwise noted), the following will occur in the order set forth below:

●	on the day prior to the Closing date, Oxus will de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation existing under the laws of the Province of Ontario, Canada;

●	all outstanding Company Convertible Instruments (excluding (A) any convertible financing instrument of the Company that will be repaid prior to the Closing in accordance with its terms, and (B) the Remaining Company Convertible Instruments) will convert into shares of Borealis pursuant to their terms and the terms of the applicable conversion agreements;

●	all Borealis options that are outstanding immediately prior to the Closing will be fully vested and exercised for Borealis Shares;

●	the Borealis Amalgamation will be completed with Amalco as a surviving entity;

●	the New Oxus Amalgamation will be completed with New Oxus as a surviving entity; and

●	the New Investor Convertible Notes will be converted into shares of New Oxus pursuant to the terms of the New Investor Note Purchase Agreement.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the business and operations of Oxus and Borealis and their respective subsidiaries prior to the Closing as well as additional customary covenants regarding employee benefits, indemnification of directors and officers of the parties, notification of certain matters, public announcements relating to the Business Combination Agreement, tax matters, and clearances and approvals by the governmental authorities. The parties agreed to use their respective commercially reasonable efforts to consummate the Proposed Transaction.

Conditions to the Closing

The obligations of the parties (or, in some cases, some of the parties) to consummate the Proposed Transaction are subject to the satisfaction or waiver of certain customary conditions to the Closing, including, among other things:

●	receipt of approval by the shareholders of each of Oxus and Borealis;

●	receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act;

●	receipt by Borealis of all required third-party consents;

●	no law or order will have been passed preventing the consummation of the Proposed Transaction;

●	after giving effect to the redemptions, Oxus will have at least $5,000,001 of net tangible assets as required by its charter;

●	the amount of Closing Available Cash (as defined in the Business Combination Agreement) is no less than $30,000,000;

●	the amount of Borealis indebtedness does not exceed $17,000,000 at the Closing; and

●	the Registration Statement (as defined below) has been declared effective by the Securities and Exchange Commission (the “SEC”).

Proxy Statement/Prospectus and Oxus Shareholder Meeting

As promptly as practicable after the availability of certain required financial statements of Borealis, if applicable, Oxus and Borealis will prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus that will be used as a proxy statement to be used in connection with the extraordinary general meeting of the shareholders of Oxus (“Oxus Shareholders”) to be held to consider approval and adoption of (i) the Business Combination Agreement, the ancillary agreements and the Proposed Transaction, including Borealis Amalgamation and the New Oxus Amalgamation, (ii) the Continuance, (iii) the issuance of New Oxus shares in connection with the Proposed Transaction as required by Nasdaq listing requirements, (iv) the New Oxus equity plan, and (v) any other proposals the Parties deem necessary or desirable to effectuate the Proposed Transaction (collectively, the “Oxus Proposals”).

New Investor Convertible Note Financing

During the period from the signing of the Business Combination Agreement and until the earlier of (A) the termination of the Business Combination Agreement in accordance with its terms or (B) the Closing, Borealis may execute note purchase, subscription or other similar agreements (the “New Investor Note Purchase Agreement”) with a potential investor or potential investors, in each case, introduced to Borealis by Oxus or Oxus Capital PTE. Ltd. (“Sponsor”) (the “New Investors”). On February 8, 2023, a New Investor Note Purchase Agreement for an amount of $20,000,000 was executed by a New Investor. The Minimum Cash Condition set forth in the Business Combination Agreement will be reduced by any cash amounts received by the Company prior to the Closing in connection with (A) the New Investor Convertible Note Financing or (B) any Permitted Company Financing (as provided below). All New Investor Convertible Notes issued pursuant to the New Investor Note Purchase Agreement will convert into New Oxus Shares immediately following the New Oxus Amalgamation. Funding received by Borealis prior to the Closing in connection with the New Investor Convertible Note Financing will be included in the calculation of the Closing Available Cash.

Permitted Borealis Financing

During the period from the signing of the Business Combination Agreement and until the earlier of (A) the termination of the Business Combination Agreement in accordance with its terms or (B) the Closing, Borealis may execute subscription, note purchase or other similar agreements providing for the issuance (a “Permitted Borealis Financing”) by Borealis of equity or equity-linked securities of Borealis or any Borealis subsidiary on terms that are reasonably satisfactory to Oxus if: (A) the aggregate gross cash proceeds from any such Permitted Borealis Financing, when added to the aggregate gross cash proceeds from any issuances of New Investor Convertible Notes and Sponsor Convertible Notes does not exceed $100,000,000 and (B) the issuance of any equity or equity-linked securities in such Permitted Borealis Financing will be at a price that implies a post-money valuation of Borealis of not less than the Borealis Value.

Sponsor Convertible Note Financing

The Company executed a note purchase agreement with Sponsor on October 21, 2022 (the “Sponsor Note Purchase Agreement”, as amended and restated on November 14, 2022) for an aggregate principal amount of $20,000,000, which funding was completed by Sponsor on December 9, 2022. The Sponsor Convertible Notes issued to Sponsor pursuant to the Sponsor Note Purchase Agreement will convert into Borealis Shares at the Closing pursuant to the terms of the Sponsor Note Purchase Agreement. Funding received by Borealis prior to the Closing in connection with the Sponsor Note Purchase Agreement will not be included in the calculation of the Closing Available Cash.

Termination

The Business Combination Agreement may be terminated by the parties under certain circumstances prior to the Closing, including, among others:

●	by mutual agreement of Oxus and Borealis;

●	by either Oxus or Borealis for the other party’s uncured breach;

●	by either Oxus or Borealis, if a governmental authority has passed a law or order preventing the consummation of the Proposed Transaction;

●	by either Oxus or Borealis, if the Closing does not occur by December 8, 2023 (the “Outside Date”);

●	by either Oxus or Borealis, if either (A) any of the Oxus Proposals fails to receive the requisite approval from Oxus Shareholders or (B) Borealis required shareholder approval has not been obtained from Borealis Shareholders;

●	by Oxus, if the PCAOB Audited Financials have not been delivered to Oxus by Borealis on or before May 30, 2023; or

●	by Oxus, upon occurrence of a Company Material Adverse Effect.

Expenses; Termination Fee

Pursuant to the Business Combination Agreement, generally, prior to and until the Closing, all transaction expenses will be paid by the party incurring such transaction expenses. Expenses related to (A) preparation and soliciting proxy statement and filing of the Registration Statement and all fees and expenses incurred by Oxus or Sponsor in connection with and Extension Expenses including the shareholder proposal to amend Oxus’ charter to extend the time period for Oxus to consummate a business combination (including mailing to Oxus Shareholders a definitive proxy statement relating to the proposal), (B) anti-trust or regulatory filings and expenses related to filings with or approvals from Nasdaq and (C) the reconciliation, and related accounting adjustments, of the financial statements of Borealis, in accordance with U.S. GAAP principles will be borne by Oxus and Borealis equally. However, Borealis’ responsibility to pay such expenses will be capped at $15 million.

Borealis will pay to Oxus a termination fee of $5,000,000 (the “Termination Fee”) if Oxus or Borealis (as applicable) terminates the Business Combination Agreement pursuant to:

(1)	Section 9.01(b) (if Borealis Amalgamation has not occurred prior to Outside Date),

(2)	Section 9.01(e) (if required approval from Borealis shareholders have not been obtained),

(3)	Section 9.01(h) (if the PCAOB Audited Financials are not delivered on or before May 30, 2023) and

(4)	Section 9.01(i) (if a Company Material Adverse Effect has occurred).

In the event of termination by Oxus pursuant to items (1), (3) and (4) above, the Termination Fee will be payable by Borealis only in the event of misconduct by Borealis, and the Termination Fee will not be payable if such termination is due to an action or omission by a third-party and Borealis has acted in good faith and in a timely manner to cure such third-party action or omission, but failed to do so not due to Borealis’ misconduct.

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into Shareholder Support Agreements pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis shares in favor of the Proposed Transaction and not sell or transfer their Borealis shares.

The foregoing description of the Shareholder Support Agreements is qualified in its entirety by reference to the full text of the form of Shareholder Support Agreement, a copy of which is included as Exhibits 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, Sponsor agreed to (A) vote its founder shares in favor of the Proposed Transaction and the Oxus Proposals, (B) not redeem its founder shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain Sponsor founder shares as a part of incentive equity compensation for directors, officers and employees of New Oxus (subject to terms and conditions set forth in the Sponsor Support Agreement).

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibits 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, Oxus and certain Borealis Shareholders and certain Oxus Shareholders (the “Holders”) will enter into the Registration Rights Agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, Oxus and certain directors/officers/five percent (5%) or greater shareholders of Borealis (the “Subject Party”) will enter into Lock-Up Agreements, pursuant to which (A) fifty percent (50%) of the shares of New Oxus held by the Subject Party (the “Restricted Securities”) will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) twelve (12) months after the date of the Closing and (ii) the date on which the closing price of common shares of New Oxus equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any twenty (20) trading days within a thirty (30)-trading day period starting after the Closing, and (B) fifty percent (50%) of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on twelve (12) months after the date of the Closing, subject to certain specifications and exceptions.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Amended and Restated Promissory Note

On February 28, 2023, Oxus entered into an Amended and Restated Promissory Note (the “Amended Note”) with the Sponsor pursuant to which Oxus may borrow up to an aggregate principal amount of $3,500,000. The Amended Note amended, replaced and superseded in its entirety that certain promissory note, dated September 8, 2022, made by Oxus in favor of the Sponsor in the principal amount of up to $1,500,000 (the “Original Note”), and any unpaid principal balance of the indebtedness evidenced by the Original Note has been merged into and evidenced by the Amended Note. The Amended Note is non-interest bearing and due on the date on which Oxus consummates its initial business combination. If Oxus completes a business combination, Oxus would repay any loaned amounts, without interest, upon consummation of the business combination. In the event that a business combination does not close, Oxus may use a portion of the working capital held outside the trust account to repay any loaned amounts but no proceeds from Oxus’ trust account would be used for such repayment. The issuance of the Amended Note was unanimously approved by Oxus’ board of directors, including all the members of the audit committee, on February 28, 2023. As of March 1, 2023, there was outstanding unpaid balance of $1,500,000 under the Amended Note.

The foregoing description of the Amended Note is qualified in its entirety by reference to the full text of the Amended Note, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction, but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. Oxus intends to file with the SEC a registration statement on Form S-4 relating to the Proposed Transaction that will include a proxy statement of Oxus and a prospectus of Oxus. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all Oxus shareholders as of a record date to be established for voting on the Proposed Transaction. Oxus also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of Oxus are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about Oxus, Borealis and the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Oxus through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Oxus may be obtained free of charge from Oxus’s website at https://www.oxusacquisition.com/or by written request to Oxus at Oxus Acquisition Corp., 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020.

Participants in Solicitation

Oxus and Borealis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Oxus’s shareholders in connection with the Proposed Transaction. Information about Oxus’s directors and executive officers and their ownership of Oxus’s securities is set forth in Oxus’s filings with the SEC, including Oxus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of Oxus’s securities have changed since the amounts disclosed in Oxus’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of Oxus’s and Borealis’ respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Borealis and Oxus, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the products offered by Borealis and the markets in which it operates, the expected total addressable market for the products offered by Borealis, the sufficiency of the net proceeds of the proposed transaction to fund Borealis’ operations and business plan and Borealis’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to material risks and uncertainties and other factors, many of which are outside the control of Borealis. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by Oxus’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by Oxus; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the business combination agreement by the shareholders of Oxus and Borealis, the satisfaction of the minimum trust account amount following redemptions by Oxus’s public shareholders and the receipt of certain governmental and regulatory approvals, among other closing conditions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Borealis’ business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans and operations of Borealis; (viii) the outcome of any legal proceedings that may be instituted against Borealis, Oxus or others related to the business combination agreement or the Proposed Transaction; (ix) the ability to meet Nasdaq listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Borealis operates, variations in performance across competitors and partners, changes in laws and regulations affecting Borealis’ business, the ability of Borealis and the post-combination company to retain its management and key employees and general economic and financial market trends, disruptions and risks; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (xii) the risk that Borealis will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xiv) the risk of product liability or regulatory lawsuits or proceedings relating to Borealis’ business; (xv) the risk that Borealis is unable to secure or protect its intellectual property; (xvi) the effects of COVID-19 or other public health crises on Borealis’ business and results of operations and the global economy and geopolitical climate generally; and (xvii) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Oxus’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Oxus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially adversely from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Borealis and Oxus assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Borealis nor Oxus gives or can give any assurance that either Borealis or Oxus will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Oxus, Borealis, or Newco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of February 23, 2022, by and among Oxus, Newco and Borealis.
10.1	Form of Shareholder Support Agreement, dated as of February 23, 2023, by and among Oxus and certain shareholders of Borealis.
10.2	Sponsor Support Agreement, dated as of February 23, 2023, by and among Oxus, Sponsor and Borealis.
10.3	Form of Registration Rights Agreement
10.4	Form of Lock-Up Agreement
10.5	Amended and Restated Promissory Note, dated February 28, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

oxus acquisition corp.

By:	/s/ Kanat Mynzhanov
	Name:	Kanat Mynzhanov
	Title:	Chief Executive Officer

Date: March 1, 2023